Mail Stop 4561
Via fax (650) 581-2545

February 3, 2010

Mr. Bobby Yazdani
CEO and Chairman of the Board
SABA Software, Inc.
2400 Bridge Parkway
Redwood Shores, CA. 94065

      Re: SABA Software, Inc.
            Form 10-K for the Fiscal Year Ended May 31, 2009
            Filed August 12, 2009
            File No. 001-34372

Dear Mr. Yazdani:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Kathleen Collins
      Accounting Branch Chief